Exhibit 99.1

29 December, 2011

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 28 December, 2011 it purchased for cancellation 51,762 Ordinary Shares, at an average price of $16.7048.

Following the cancellation of these shares, the Company will have 60,160,254 Ordinary Shares in issue.